UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ML Capital Group, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

553140106

(CUSIP Number)

Lisa A. Nelson, 16810 East Avenue of the Fountains, #104 Fountain Hills, AZ 85268 (480) 816-5308

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 130, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1 (f) or 240.13d-1 (g), check the following box. D

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 {"Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185060100

1	Names of Reporting Persons. Lisa A. Nelson ###-##-####
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) . (b) .
3	SEC Use Only
4	Source of Funds xxxxxxxxxx
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 00,00
	8	Shared Voting Power 00,00
	9	Sole Dispositive Power 00,000
	10	Shared Dispositive Power 00,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 00000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
13	Percentage of Class Represented by Amount in Row (11) 000%
14	Type of Reporting Person (See Instructions) Officer

Item 1. Security and Issuer.

Item 2.  Identity and Background.

Item 3. Source or Amount of Funds or Other Consideration.

Item 4.  Purpose of Transaction.

Item 5.  Interest in Securities of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ML Capital Group, Inc.

President

December 10, 2013

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